

Mail Stop 3561

June 6, 2016

Judy A. Schmeling
Chief Financial Officer
HSN, Inc.
1 HSN Drive
St. Petersburg, FL 33729

> **Re: HSN, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Form 8-K**
> **Filed May 4, 2016**
> **File No. 1-34061**

Dear Ms. Schmeling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition. . ., page 20

1. We note from the remarks made by your chief executive officer in your May 4, 2016 earnings call that "[2016] began with some extreme volatility in retail as the climate continued from 2015" and "the entire retail environment is going through a tremendous amount of change and volatility. . . ." In future filings, please ensure that your MD&A includes a discussion and analysis of management's views regarding any known trends or uncertainties that have had or that you reasonably expect will have a materially favorable or unfavorable impact on your operating results and financial condition. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350 for further guidance. Please show us what this disclosure will look like.

Notes To Consolidated Financial Statements

Note 6-Segment Information, page 47

2. We note you disclose the percentage of product sales from four product categories for HSN and two product categories for Cornerstone in Management's Discussion and Analysis of Operations on page 22. Please explain to us why it is impracticable to disclose revenues by product in accordance with ASC 280-10-50-40.

Note 7-Long-Term Debt, page 49

3. We note your Credit Agreement contains covenants that limit your ability to pay dividends. Please describe the most significant restrictions on the payment of dividends, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Please refer to Regulation S-X 4-08(e)(1).

Form 8-K filed May 4, 2016

4. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17. 2016. We note you present non-GAAP financial measures related to HSNi in the bullet points just below your headline of the earnings release while omitting comparable GAAP measures. We also note the non-GAAP financial measures included in the tabular presentation of HSNi's Summary Results and Key Operating Metrics and the related discussion precedes the most directly comparable GAAP measures. As such, it appears that you are presenting the non-GAAP financial measures more prominently than the most directly comparable GAAP financial measures. We believe that these presentations will need to be revised in your next earnings release in light of the new guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202)-551-3272 or me at (202) -551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202)-551-6521 or Mara Ransom, Assistant Director, at (202) 551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products